Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group Inc. (“thinkorswim”).
MARCH QUARTER EARNINGS APRIL 21, 2009 TD AMERITRADE, Inc., member FINRA/SIPC, is a subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. (c) 2009 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.

SAFE HARBOR This document contains forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws. In particular, any projections regarding our future revenues, expenses, earnings, capital expenditures, effective tax rates, client trading activity, benefits of the proposed acquisition of thinkorswim, accounts or stock price, as well as the assumptions on which such expectations are based, are forward-looking statements. These statements reflect only our current expectations and are not guarantees of future performance or results. These statements involve risks, uncertainties and assumptions that could cause actual results or performance to differ materially from those contained in the forward-looking statements. These risks, uncertainties and assumptions include general economic and political conditions, interest rates, market fluctuations and changes in client trading activity, increased competition, systems failures and capacity constraints, ability to service debt obligations, ability to obtain regulatory and shareholder approval for the proposed acquisition of thinkorswim and thereafter realize the expected benefits from the thinkorswim acquisition, regulatory and legal matters and uncertainties and other risk factors described in our latest Annual Report on Form 10-K, filed with the SEC on Nov. 26, 2008, and our latest Quarterly Report on Form 10-Q filed thereafter. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. This material shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363. PARTICIPANTS IN THE THINKORSWIM ACQUISITION TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE's directors and executive officers is contained in TD AMERITRADE's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim's directors and executive officers is contained in thinkorswim's annual report on Form 10-K filed with the SEC on March 16, 2009. These documents are available free of charge at the SEC's Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.

Solid March quarter results EPS $0.23 Pre-tax margin 43%/ROCA (1) 40bps Client Assets/Cash $225B/$53B Business fundamentals remain strong Net New Assets (NNA) (2) $6.4B, 11% annualized growth (3) Trades Per Day (TPD) 325K, 2nd best quarter in our history Gross new accounts 194K, 4th best quarter in our history Financial strength Ratings upgraded to investment grade $1.2B Liquid Assets (4) Share buyback Completed programs with 36M share buyback at $11.88 QUARTER HIGHLIGHTS (3) Annualized NNA growth rate as a % of total beginning client assets. (4) See attached reconciliation of non-GAAP financial measures. (2) Net new assets consist of total client asset inflows, less total client asset outflows excluding activity from business combinations. Client asset inflows include interest and dividend payments and exclude changes in client assets due to market fluctuations. Net new assets are measured based on the market value of the assets as of the date of the inflows and outflows. (1) Return on Client Assets (ROCA) is annualized pre-tax income divided by average client assets.

YTD '07 YTD '08 YTD '09 NNA ($B) 7.8 13 14.3 NNA ($B) 0 3 0 Mar Q '07 Mar Q '08 Mar Q '09 NNA ($B) 2.7 6.2 6.4 NNA ($B) ex EFTC 0 0.7 0 Dislocation drives opportunity Double-digit NNA growth Effective sales and marketing $115M in NNA / business day - YTD 3,300 new accounts / business day - YTD On track to hit $20-30B NNA in FY09 ASSET GATHERING - CONTINUES (1) Net new assets (NNA) consists of total client asset inflows, less total client asset outflows, excluding activity from business combinations. Client asset inflows include interest and dividend payments and exclude changes in client assets due to market fluctuations. Net new assets are measured based on the market value of the assets as of the date of the inflows and outflows. (2) NNA annualized as a % of total beginning client assets. *One-time inflows from a competitor. QTR NNA ($B) (1) 4% (2) 11% (2) 10% (2) YTD 11% (2) 6% (2) 10% (2) * *

Mar Q '07 Mar Q '08 Mar Q '09 TPD (K) 254 301 325 YTD '07 YTD '08 YTD '09 TPD (K) 245 306 341 TRADES - 2nd BEST QUARTER EVER #1 in market share (1) April to-date 381K Retail traders continue to be engaged Continued growth in trades and funded accounts x QTR YTD TPD (K) (2) (1) Source: Based upon the last twelve months of publicly available reports for E*Trade Financial, Fidelity Investments, optionsXpress and Charles Schwab. (2) Effective in Oct 2007, Average Trades Per Day have been adjusted to exclude non-revenue generating mutual fund trades.

CASH MANAGEMENT STRATEGY New segmented MMDA sweep structure Sole sweep offer for all clients other than top tier retail clients and RIAs Security of an FDIC-insured account Same or better yield than current MMF yields Introduce FDIC-insured investor savings account (1) with higher yield Better for the client Better for the company Earnings neutral in FY09 Positioned for enhanced profitability when interest rates rise $10-14B TO TRANSITION TO MMDA (1) FROM MMF OVER NEXT 12 MONTHS (1) Cash is held in an FDIC-insured deposit account at TD Bank USA, N.A. TD AMERITRADE and TD Bank USA, N.A. are affiliated through The Toronto-Dominion Bank.

MANAGING IN A DIFFICULT MARKET ENVIRONMENT Headwinds Near zero interest rate environment Market uncertainty Regulatory costs - FDIC, SIPC Managing for the other side of the cycle Strong organic growth Trading/Funded accounts NNA Expense discipline Share buyback/thinkorswim Continue to take advantage of dislocation

FINANCIAL OVERVIEW (1) See attached reconciliation of non-GAAP financial measures. *Certain totals may not foot due to rounding.

* Certain totals may not foot due to rounding. ASSET-BASED REVENUES Bal $B Rate $M Bal $B Rate $M Bal $B Rate $M 1 Fee-Based $58.9 0.33% $48 $70.8 0.43% $78 ($11.9) -0.10% ($30) 2 Spread-Based $26.6 3.05% $203 $25.4 4.53% $291 $1.2 -1.48% ($88) 3 Conduit-Based $1.4 0.20% $1 $5.8 0.21% $3 ($4.4) -0.01% ($2) 4 Asset-Based Revenues $87.0 $252 $102.0 $372 ($15.0) ($120) 5 Wtd Avg Fed Funds Rate 0.25% 3.22% -2.97% 92% 6 Ending Fed Funds Rate 0.00-0.25% 2.25% -2.00% 89% Mar Q '09 Mar Q '08 Variance

NET INTEREST MARGIN TREND Dec Q '07 Mar Q '08 Jun Q '08 Sep Q '08 Dec Q '08 Mar Q '09 Net Interest Margin 0.0476 0.0453 0.0434 0.0439 0.0378 0.0305 Wtd Avg Fed Funds Rate 0.045244 0.03217 0.020796 0.02 0.01059 0.0025 Margin balances decline MMDA spread narrows Expect NIM compression to slow LADDERING STRATEGY EFFECTIVENESS

EXPENSE MANAGEMENT UPDATE ACHIEVED TARGET FY09 midpoint per Oct '08 guidance ($M) Mar Q '09 annualized run rate ($M) Starting Expenses 974 901 (1) Total expenses less interest, intangible amortization, and advertising. (1) 7-8%

Dec '08 Mar '09 Liquid Assets 1308 1005 Mar Q '09 Primary sources Net Income $132M Primary uses Share buyback $428M Balance of FY09 Primary sources Net Income Primary uses thinkorswim STRONG CASH POSITION Liquid Assets (1) (1) See attached reconciliation of non-GAAP financial measures. $1,308M $1,151M

THINKORSWIM ACQUISITION FASTEST GROWING ONLINE BROKER (1) Estimated closing - June quarter Integration period - 18 months from close Expected completion December 2010 Estimated EPS accretion by fiscal year FY10 - 3-7% FY11 - 10-15% (1) Source: Based upon publicly available reports for E*Trade Financial, Fidelity Investments, optionsXpress and Charles Schwab through September 30, 2008.

Headwinds continue Solid March quarter in difficult market Business fundamentals remain strong Ratings upgrade to investment grade Continue building cash thinkorswim acquisition on track Re-affirming $0.90-$1.15 guidance Managing for the other side KEY TAKEAWAYS

Annual Lenders Meeting March 5, 2009 MARCH QUARTER EARNINGS - APPENDIX APRIL 21, 2009 TD AMERITRADE, Inc., member FINRA/SIPC, is a subsidiary of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. (c) 2009 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.

SENSITIVITY ANNUAL IMPACT TO EPS 3K TPD = $0.01 $2B Fee-Based Assets = $0.01 $250M Spread-Based Assets = $0.01 25K New Accounts = $0.01 +25bps Fed Move = +$0.02

RECONCILIATION OF FINANCIAL MEASURES